Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					September 30,
	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$51,912	$48,117	$45,214	$38,173	$58,384	$51,046
Interest applicable to rentals	634	684	655	974	799	960

Total fixed charges, as defined	$52,546	$48,801	$45,869	$39,147	$59,183	$52,006

Earnings as defined:
Net Income	$82,624	$64,197	$111,866	$113,664	$96,334	$91,670
Add:
Provision for income taxes:
Total	56,049	74,953	77,115	68,853	83,310	74,931
Fixed charges as above	52,546	48,801	45,869	39,147	59,183	52,006

Total earnings, as defined	$191,219	$187,951	$234,850	$221,664	$238,827	$218,607

Ratio of earnings to fixed charges, as defined	3.64	3.85	5.12	5.66	4.04	4.20